

TC

BD 6/5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51049

RECEIVED MAY 22 2003 187

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2002 (MM/DD/YY) AND ENDING March 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Morgan Investment Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
12520 High Bluff Drive, Suite 150
(No. and Street)

San Diego (City) CA (State) 92130 (Zip Code)

PROCESSED
JUN 23 2003
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John Morgan, President (858) 793-2500
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rushall, Reital & Randall
(Name – *if individual, state last, first, middle name*)

400 South Sierra Avenue, Suite 200, Solana Beach (Address) (City) CA (State) 92075 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Morgan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Morgan Investment Management, Inc., as of March 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


DEAN P. LAY
Commission # 1227846
Notary Public — California
San Diego County
My Comm. Expires Jul 4, 2003

Signature

John Morgan, President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent auditors report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements (Audited)

Morgan Investment Management, Inc.

March 31, 2003 and 2002

RUSHALL REITAL & RANDALL

MORGAN INVESTMENT MANAGEMENT, INC.

March 31, 2003 and 2002

CONTENTS

RUSHALL REITAL & RANDALL
CERTIFIED PUBLIC ACCOUNTANTS

400 SOUTH SIERRA AVENUE
SUITE 200
P.O. BOX 643
SOLANA BEACH, CA 92075

PHONE (858) 755-5131
FAX (858) 755-5374

Independent Auditors' Report

Board of Directors
Morgan Investment Management, Inc.
San Diego, California

We have audited the statements of financial condition of Morgan Investment Management, Inc. as of March 31, 2003 and 2002 and the related statements of operations, of cash flows, of changes in stockholder's equity, and of changes in liabilities subordinated to claims of general creditors, for the fiscal years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Morgan Investment Management, Inc. as of March 31, 2003 and 2002, and the results of its operations and its cash flows for the fiscal years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on pages 11 through 16 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rushall Reital & Randall

May 8, 2003

MORGAN INVESTMENT MANAGEMENT, INC.
STATEMENTS OF FINANCIAL CONDITION

March 31, 2003 and 2002

ASSETS

	2003	2002
Current assets		
Cash and cash equivalents	$ 3,786	$ 12,109
Marketable securities	25,500	15,220
Commissions receivable	858	6,773
Prepaid expenses	361	1,445
Loans to stockholder	10,601	0
	41,106	35,547
Furniture and equipment		
Equipment	12,510	10,606
Furniture and fixtures	1,215	1,215
Less: accumulated depreciation	(13,447)	(10,977)
	278	844
	$ 41,384	$ 36,391

LIABILITIES AND STOCKHOLDER'S EQUITY

	2003	2002
Current liabilities		
Accounts payable and accrued expenses	$ 7,011	$ 1,424
Bank overdraft	0	26
Income tax payable	1,248	400
	8,259	1,850
Stockholder's equity		
Common stock, $1 par value; 100 shares authorized, issued and outstanding	100	100
Additional paid in capital	29,900	29,900
Retained earnings	3,125	4,541
	33,125	34,541
	$ 41,384	$ 36,391

See accompanying notes to financial statements.

MORGAN INVESTMENT MANAGEMENT, INC.
STATEMENTS OF OPERATIONS

Fiscal Years Ended March 31, 2003 and 2002

	2003	2002
Commissions earned	$ 41,070	$ 52,434
Interest and dividends earned	24,842	15,030
Realized loss on marketable securities	(2,918)	0
Unrealized gain (loss) on marketable securities	2,504	(1,317)
	65,498	66,147
Other administrative expenses	29,961	16,235
Occupancy and equipment rental	9,714	15,403
Brokerage and exchange fees	4,918	10,934
Communications	5,832	6,707
Depreciation expense	2,470	5,513
Insurance	4,744	4,370
Professional and other fees	7,240	4,206
	64,879	63,368
Income before taxes	619	2,779
Income tax expense		
Current	2,035	1,028
Net (loss) income	$ (1,416)	$ 1,751

See accompanying notes to financial statements.

MORGAN INVESTMENT MANAGEMENT, INC.
STATEMENTS OF CASH FLOWS

Fiscal Years Ended March 31, 2003 and 2002

	2003	2002
Cash flows from operating activities:		
Net (loss) income	$ (1,416)	$ 1,751
Adjustments to reconcile net (loss) income to net cash provided by operating activities:		
Depreciation	2,470	5,513
Realized loss on marketable securities	2,918	0
Unrealized (gain) loss on marketable securities	(2,504)	1,317
(Increase) decrease in assets:		
Commissions receivable	5,915	(2,492)
Loans to stockholder	(10,601)	0
Prepaid expenses	1,084	(634)
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	5,587	(630)
Bank overdraft	(26)	26
Income tax payable	848	70
Net cash provided by operating activities	4,275	4,921
Cash flows from investing activities:		
Purchase of securities	(25,418)	0
Sale of securities	14,984	0
Reinvestment of dividends	(260)	(1,246)
Purchase of equipment	(1,904)	(3,392)
Net cash used by investing activities	(12,598)	(4,638)
Net (decrease) increase in cash and cash equivalents	(8,323)	283
Beginning cash and cash equivalents	12,109	11,826
Ending cash and cash equivalents	$ 3,786	$ 12,109

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

	2003	2002
Income taxes paid	$ 1,200	$ 958

See accompanying notes to financial statements.

MORGAN INVESTMENT MANAGEMENT, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

Fiscal Years Ended March 31, 2003 and 2002

	Number of Common Shares Outstanding	Common Stock	Additional Paid in Capital	Retained Earnings	Total
Balance at March 31, 2001	100	$ 100	$ 29,900	$ 2,790	$ 32,790
Net income	0	0	0	1,751	1,751
Balance at March 31, 2002	100	100	29,900	4,541	34,541
Net loss	0	0	0	(1,416)	(1,416)
Balance at March 31, 2003	100	$ 100	$ 29,900	$ 3,125	$ 33,125

See accompanying notes to financial statements.

MORGAN INVESTMENT MANAGEMENT, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIM OF GENERAL CREDITORS

Fiscal Years Ended March 31, 2003 and 2002

There were no liabilities subordinated to the claim of general creditors as of March 31, 2003 and 2002.

See accompanying notes to financial statements.

NOTE A: NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Morgan Investment Management, Inc. was formed in 1998 and is a licensed securities broker-dealer under the jurisdiction of the NASD (National Association of Securities Dealers, Inc.). The Company sells to their clients different investments which are called products. Each product generates a commission to the Company based on the sales. Most of the Company's clients are located in the Southern California area.

The majority of commissions receivable as of March 31, 2003 and 2002 are due from Wedbush Morgan Securities.

Cash and cash equivalents

The Company considers all highly liquid instruments with an original maturity of 90 days or less at the time of purchase to be cash equivalents. Cash and cash equivalents at March 31, 2003 are invested principally in money market accounts.

Marketable securities

Marketable securities are carried at fair value in accordance with Statement of Financial Accounting Standard No. 115. All of the securities are classified as trading securities. Realized gains and losses on securities are determined by using the average cost method.

Furniture and equipment

Furniture and equipment are recorded at cost. Depreciation is provided by the straight-line method over statutory periods. The Modified Accelerated Cost Recovery System (MACRS) is being used for income tax purposes.

Income taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. Deferred taxes are not recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes because the amount is insignificant.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B: NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At March 31, 2003 and 2002, the Company had net capital of $32,104 and $29,969, respectively, and a net capital requirement of $5,000 for the fiscal years ended March 31, 2003 and 2002.

NOTE C: SECURITIES INVESTOR PROTECTION CORPORATION MEMBERSHIP

The Company is a member in good standing of the Securities Investor Protection Corporation.

NOTE D: CLEARING AGREEMENT

The Company entered into an agreement in July of 1998 with Wedbush Morgan Securities whereby all security transactions are cleared through Wedbush Morgan Securities.

NOTE E: LEASE COMMITMENTS

The Company has commitments under operating leases which expired in January, 2003.

Total rent expense for vehicle aggregated $1,531 and $5,462 for the fiscal years ended March 31, 2003 and 2002, respectively.

NOTE F: INCOME TAXES

The provision for income taxes at March 31, 2003 and 2002 is as follows:

	2003	2002
Federal	$ 1,235	$ 228
State	800	800
	$ 2,035	$1,028

NOTE G: RELATED PARTY TRANSACTIONS

The Company has an unsecured loan receivable of $10,601 from the stockholder at March 31, 2003. The non-interest bearing loan is due on demand.

MORGAN INVESTMENT MANAGEMENT, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

Years Ended March 31, 2003 and 2002

	2003	2002
Total stockholder's equity	$ 33,125	$ 34,541
Deduct stockholder's equity not allowable	0	0
Total shareholder's equity qualified for net capital	33,125	34,541
Total liabilities subordinated to claims of general creditors allowable in computation of net assets	0	0
Total non-allowable assets	639	2,289
Net capital before haircuts on securities positions	32,486	32,252
Less haircuts on securities	(382)	(2,283)
Net capital	$ 32,104	$ 29,969

See accompanying notes to financial statements.

MORGAN INVESTMENT MANAGEMENT, INC.
COMPUTATION OF NET CAPITAL REQUIREMENT PURSUANT TO RULE 15c3-3

Year Ended March 31, 2003

Minimum net capital requirement (6.67% of current liabilities)	$ 551	
Minimum dollar net capital required	5,000	
Net capital requirement - (the larger of the required net capital)		$ 5,000
Net capital for fiscal year ended March 31, 2003	32,104	
Net capital requirement	5,000	
Excess net capital	$ 27,104	
Excess net capital at 100% (less 10% of total aggregate indebtedness)		$ 26,278

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial condition	$ 8,259
Total aggregate indebtedness	$ 8,259
Ratio: Aggregate indebtedness to net capital	0.26

See accompanying notes to financial statements.

MORGAN INVESTMENT MANAGEMENT, INC.
SCHEDULE OF RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)

Fiscal Year Ended March 31, 2003

Reconciliation of computation of net capital pursuant to Rule 15c3-1

	Dealer's Unaudited Report 03/31/03	Audited Report 03/31/03	Difference
Total stockholder's equity	$ 42,864	$ 33,125	$ 9,739
Deduct stockholder's equity not allowed	0	0	0
Total stockholder's equity qualified for net capital	42,864	33,125	9,739
Total non-allowable liabilities	0	0	0
Total non-allowable assets	2,119	639	(1,480)
Net capital before haircuts on securities positions	40,745	32,486	8,259
Haircuts on securities	(382)	(382)	0
Net capital	$ 40,363	$ 32,104	$ 8,259

Schedule A - Reconciliation of stockholder's equity

Net income per unaudited statement	$ 8,344
Increase in commission income	4,918
Increase in advertising	(400)
Decrease in auto expenses	86
Increase in brokerage charges	(4,918)
Decrease in computer supplies	600
Increase in employee benefits	(4,922)
Increase in insurance expense	(634)
Increase in regulatory fees	(610)
Increase in meals and entertainment	(228)
Increase in office expense	(114)
Increase in income taxes	(1,235)
Increase in telephone expense	(9)
Decrease in travel expense	221
Increase in utilities	(32)
Increase in penalties	(13)
Increase in depreciation	(2,470)
Net income, audited report	(1,416)
Capital stock	100
Additional paid in capital	29,900
Retained earnings, March 31, 2002	4,541
Total stockholder's equity	$ 33,125

See accompanying notes to financial statements.

MORGAN INVESTMENT MANAGEMENT, INC.
SCHEDULE OF RECONCILIATION PURSUANT TO RULE 17a-5(d)(4), continued

Year Ended March 31, 2003

	Dealer's Unaudited Report 3/31/02	Audited Report 3/31/02	Difference
Schedule B - Reconciliation of non-allowable liabilities:			
Liabilities subordinated to claims of general creditors	$ 0	$ 0	$ 0
Schedule C - Reconciliation of non-allowable assets:			
Property and equipment - net	2,119	278	(1,841)
Prepaid expense	0	361	361
Total non-allowable assets	$ 2,119	$ 639	$ (1,480)
Reconciliation of computation of net capital requirement pursuant to Rule 15c3-3			
Minimum net capital requirement (6.67% of current liabilities)	$ 0	$ 551	$ 551
Minimum dollar net capital required	5,000	5,000	0
Net capital requirement	$ 5,000	$ 5,000	$ 0
Net capital for year ended to March 31, 2003	$ 40,363	$ 32,104	$ 8,259
Net capital requirement	5,000	5,000	0
Excess net capital	$ 35,363	$ 27,104	$ 8,259

The difference of $8,259 is due to the difference of net income explained in the schedule of reconciliation of net capital pursuant to Rule 15c3-1.

See accompanying notes to financial statements.

RUSHALL REITAL & RANDALL
CERTIFIED PUBLIC ACCOUNTANTS

400 SOUTH SIERRA AVENUE
SUITE 200
P.O. BOX 643
SOLANA BEACH, CA 92075

PHONE (858) 755-5131
FAX (858) 755-5374

Independent Auditors' Report on Internal Accounting Control

The Board of Directors
Morgan Investment Management, Inc.
San Diego, California

We have examined the financial statements of Morgan Investment Management, Inc. for the fiscal year ended March 31, 2003, and have issued our report thereon dated May 8, 2003. As part of our examination, we made a study and evaluation of the system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards and Rule 17a-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, the procedures for safeguarding securities, and the practices and procedures followed by the client (I) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and (II) in safeguarding securities which are received for transmittal to the clearing organization.

The company is exempt from compliance with Rule 15c3-3 under Rule 15c3-3(k)(2)(b). Nothing came to our attention indicating that the conditions of this exemption were not complied with during the year.

Rule 17a-5 contemplates that the scope of the review and tests should be sufficient to provide reasonable assurance that any material weakness existing at the date of our examination would be disclosed. Under these standards and that Rule the purposes of such evaluation are to establish a basis for reliance thereon in determining the nature, timing, and extent of other auditing procedures that are necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance as to the safeguarding of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining the accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgments by management. However, the purposes of this report under Rule 17a-5, the cost-benefit relationship has been disregarded in determining weaknesses to be reported.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to risk that the procedures may become inadequate because of changes in conditions, and that the degree of compliance with the procedures may deteriorate.

Our study and evaluation made or the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Morgan Investment Management, Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish those objective referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2002 to meet the Commission's objectives.

We express our sincere appreciation for the courtesy and cooperation extended to us by the officer of the Corporation.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

May 8, 2003

Rushall Reital & Randall